UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                    (Amendment No. ___)*


                      INNOVO GROUP INC.
                      (Name of Issuer)


           Common Stock, Par Value $.01 Per Share
               (Title of Class of Securities)


                         457954 50 1
                       (CUSIP Number)

                   Gilbert H. Davis, Esq.
                 Sims Moss Kline & Davis LLP
            400 Northpark Town Center, Suite 310
                     1000 Abernathy Road
                   Atlanta, Georgia  30328
                       (770) 481-7200
       (Name, Address and Telephone Number of Persons
      Authorized to Receive Notices and Communications)


                       August 13, 1997
   (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
13D
CUSIP No. 457954 50 1

______________________________________________________________________________
1     NAME OF REPORTING PERSON:

      Lecil Earnest Smith
______________________________________________________________________________
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                  (b) [X]

______________________________________________________________________________
3     SEC USE ONLY


______________________________________________________________________________
4     SOURCE OF FUNDS:  PF


_____________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [   ]

_____________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

_____________________________________________________________________________
  NUMBER OF       7    SOLE VOTING POWER:       3,238,668
      SHARES      ___________________________________________________________
BENEFICIALLY      8    SHARED VOTING POWER:     NONE
    OWNED BY      ___________________________________________________________
        EACH      9    SOLE DISPOSITIVE POWER:  3,238,668
   REPORTING      ___________________________________________________________
      PERSON      10  SHARED DISPOSITIVE POWER: NONE
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,238,668

_____________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [    ]

_____________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   7.3%

_____________________________________________________________________________
14    TYPE OF REPORTING PERSON:     IN

_____________________________________________________________________________

Item 1.     Security and Issuer.

   This Statement relates to shares of the common stock, par value $.01 per share (the "Common Stock"), of Innovo Group Inc., a
Delaware corporation (the "Company"). The Company has its principal executive offices at 27 North Main Street, Springfield,
Tennessee 37172.

Item 2.     Identity and Background.

   This Statement is filed by Lecil Earnest Smith ("Smith"), a resident of the State of Tennessee whose business address is 27 North Main Street, Springfield, Tennessee 37172. Smith's principal occupation since joining the Company on August 13, 1997 has been serving as a Director and the Chairman and Chief Executive Officer of the Company. Smith is a United States citizen.

   To the extent set forth in this Statement, Smith has acted together with the following persons in connection with the Common
Stock:

   (a) John Eric Hendrickson ("Hendrickson"), a resident of the State of Tennessee whose business address is 27 North Main Street, Springfield, Tennessee 37172. Hendrickson's principal occupation since joining the Company on August 13, 1997 has been serving as a Director, a Vice President and the Treasurer of the Company. Hendrickson is a United States citizen.

   (b) Herb J. Newton ("Newton"), a resident of the State of Georgia whose residence address if 2865 Camp Branch Road, Buford, Georgia 30519. Newton's principal occupation is the management of
his personal investments.   Newton became a Director of the Company
on August 13, 1997. Newton is a United States citizen.

   (c) Daniel Allen Page ("Page"), a resident of the State of Tennessee whose business address is 27 North Main Street, Springfield, Tennessee 37172. Page's principal occupation since joining the Company on August 13, 1997 has been serving as a Director and the Chief Operating Officer of the Company. Page is a United States citizen.

   Hendrickson, Newton, Page and Smith are referred to herein collectively as the "Investor Group."

   During the past five years, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

   Smith used personal funds to acquire the shares reported as owned by him in this Statement. In the event any member of the Investor Group determines himself to purchase additional shares of Company stock, it is currently contemplated that they will use their respective personal funds. As of the date of this Statement, no arrangements with third parties have been made by any member of the Investor Group with respect to financing the acquisition of additional Company shares.

Item 4.     Purpose of Transaction.

   On August 13, 1997, the Company issued 6,750,000 shares of Common Stock to the Investor Group. The Investor Group paid $1,350,000 for such shares of Common Stock. The purchase by the Investor Group was made pursuant to a Stock Purchase Agreement dated August 13, 1997 (the "Stock Purchase Agreement") by and among the members of the Investor Group, the Company, and Patricia Anderson-Lasko. The Stock Purchase Agreement is incorporated herein by reference as Exhibit 7.1, and the description of its terms herein is qualified in its entirety by reference to the Stock Purchase Agreement.

   The net proceeds to the Company, after the payment of the costs of the transaction, were approximately $1,300,000. The Company utilized $150,000 of the net proceeds to repurchase and cancel its outstanding Class I Common Stock purchase warrants. The Class I Common Stock purchase warrants had been issued in fiscal 1996 to the placement agent for certain debt and equity private placements, and was exercisable through August, 2001 for the purchase of 1,220,588 shares of Common Stock at a price of $.17 per share. The remaining net proceeds of approximately $1,150,000 were used to reduce operating liabilities and add to the Company's working capital.

   Under the terms of the Stock Purchase Agreement, each of the members of the Investor Group were elected to the Company's board of directors. Concurrently, Scott Parliament, a member of the board of directors, resigned. As a result, the board of directors is now comprised of the following eight individuals: Smith, Page, Hendrickson, Newton, Patricia Anderson-Lasko, Alexander Miller, Eleanor Schwartz and Marvin Williamson. The Stock Purchase agreement also provides that the Company will nominate these eight individuals as the Company's nominees for directors for its next annual stockholders' meeting.

   Concurrently and as a condition to the execution of the Stock Purchase Agreement, the Company executed employment contracts with each of Smith, Page and Hendrickson, and also executed new employment contracts with Patricia Anderson-Lasko and Alexander Miller. Smith became the chief executive officer of the Company under a two year employment contract that provides for an annual salary of $30,000 and the grant to Mr. Smith of 1,600,000 non-qualified stock options. Page became the chief operating officer of the Company under a two year employment contract that provides for an annual salary of $30,000 and the grant to Page 1,200,000 non-qualified stock options. Hendrickson became the vice-president and treasurer on the Company under a two year employment contract that provides for an annual salary of $70,000. The new employment contract for Ms. Anderson-Lasko employs her for a two year term as the Company's president, and as the president of the Company's Innovo Inc. and NP International, Inc. subsidiaries, at an annual salary of $157,500. The new employment contract for Mr. Miller employs him for a two year term as the Company's manager of investor relations at an annual salary of $48,000 and grants Mr. Miller 125,000 non-qualified stock options.

   Each of the employment contracts of Messrs. Smith, Page, Hendrickson, Miller and Ms. Anderson-Lasko (i) provide that the contract shall automatically renew for successive one year terms unless terminated by either party, and (ii) provide for the payment of a termination benefit equal to one year's salary, payable in twelve monthly installments, upon the termination of employment, for any reason, during the term of the contract. The employment contracts of Messrs. Smith, Page and Hendrickson, and of Ms. Anderson-Lasko and Mr. Miller, are incorporated herein by reference as exhibits (Exhibits 7.2, 7.3, 7.4, 7.5 and 7.6, respectively), and the descriptions of their terms herein is qualified in its entirety by reference to the contracts.

   The non-qualified stock options granted to Messrs. Smith, Page and Miller vest and become exercisable in 24 equal monthly installments over the two year terms of their employment contracts. Unvested options are forfeited at any termination of employment. However, the vesting of any unvested and unforfeited options will accelerate, and vest immediately, upon (i) the market price of the Company's Common Stock reaching $1.00, or (ii) a change in the control of the Company which is not approved by the Company's board of directors. For the purposes of the employment contracts, a change in control is defined as the acquisition by any person or group of shares of Common Stock representing 25 percent of the Company's outstanding Common Stock. Vested options remain exercisable until August, 2002 at a price of $.3315 per share, which represents the market price of the Company's Common Stock at the time the terms of the employment contracts and options were agreed to in a letter of intent signed by the Investor Group, the Company, and Ms. Anderson-Lasko.

   As a condition to Stock Purchase Agreement, Ms. Anderson-Lasko entered into a voting agreement (the "Voting Agreement") and a resale and right of first refusal agreement (the "Resale and Right of First Refusal Agreement") with the Investor Group.

   Under the Voting Agreement Ms. Anderson-Lasko has agreed to vote, in the manner directed by the Investor Group, such number of shares of Common Stock as to which she has sole voting power as equals one-half of the excess, if any, of the number of shares of Common Stock as to which Ms. Anderson-Lasko has sole voting power over the number of shares of Common Stock as to which the Investor Group has sole or shared voting power. However, Ms. Anderson-Lasko is not required to vote any shares as directed by the Investor Group if the Company's net income, as determined under generally accepted accounting principles and as reported in the reports filed by the Company under the Securities Exchange Act of 1934 (the "1934 Act"), is for the twelve month period ending as of the latest fiscal quarter for which a quarterly report or annual report has been filed by the Company with the Securities and Exchange Commission under the 1934 Act as of the applicable voting date, not greater than (or net loss is not less than) the net income or loss for the comparable twelve month period of the prior year. Additionally, Ms. Anderson-Lasko is not required to vote as directed by the Investor Group if such vote would be contrary to a recommendation of the Company's board of directors. The Voting Agreement has a term of two years. As of the date of this Current Report on Form 8-K, Ms. Anderson-Lasko would, under the formula in the Voting Agreement, not be required to vote any shares as directed by the Investor Group. The Voting Agreement is incorporated herein by reference as Exhibit 7.7, and the description of its terms herein is qualified in its entirety by reference to the Voting Agreement.

   Under the Resale and Right of First Refusal Agreement Ms. Anderson-Lasko agreed that until the later of (i) 90 days following the termination of her employment or other affiliation with the Company (except for affiliation resulting only from the ownership of Common Stock), or (ii) one year from the date of the agreement, she would not reoffer or resell any of 4,000,000 shares of Common Stock purchased by her as the result of her exercise, in August, 1997, of the 1997 Stock Purchase Right Award (the "Award Shares"), except for (a) offers and sales of Award Shares up to an aggregate of 500,000 Award Shares during each six month period commencing with the six month period that begins on the first anniversary of the agreement, (b) offers and sales affected through privately negotiated transactions, provided that the purchaser in any such privately negotiated transaction agrees to be bound by the terms of the Resale and Right of First Refusal Agreement, including such portion of the semi-annual 500,000 share sale limit as may be allocated to it in negotiation between the purchaser and Ms. Anderson-Lasko, and (c) a sale of any of the Award Shares in response to an offer made generally to all stockholders of the Company in connection with a proposed or intended acquisition of a controlling interest in the Company. Ms. Anderson-Lasko also granted first to the Investor Group and second to the Company a right of first refusal to purchase any of the Award Shares that she might propose to offer or sell, exercisable generally on terms equal to those of the intended offer or sale. The Resale and Right of First Refusal Agreement is incorporated herein by reference as
Exhibit 7.8, and the description of its terms herein is qualified in its entirety by reference to the Resale and Right of First Refusal Agreement.

   In connection with the above described transactions, Smith, Page and Hendrickson also executed an agreement (the "Williams Agreement") with William T. Williams, an unaffiliated stockholder of the Company. Under the Williams Agreement, the Investor Group will purchase 500,000 shares of Common Stock beneficially owned by Mr. Williams. Additionally, Mr. Williams agreed, as to 1,500,000 shares of Common Stock beneficially owned by him, not to reoffer or resell any of such 1,500,000 shares for a period of one year (except for sales in response to an offer made generally to all stockholders of the Company in connection with a proposed or intended acquisition of a controlling interest in the Company) and granted, first to the Investor Group and second to the Company, a right of first refusal to purchase any of such 1,500,000 shares that he might propose to offer or sell, exercisable generally on terms equal to those of the intended offer or sale. The Williams Agreement is incorporated herein by reference as Exhibit 7.9, and the description of its terms herein is qualified in its entirety by reference to the Williams Agreement.

   While each member of the Investor Group reserves the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement has any plans or proposals which relate to or would result in any of the following except as discussed above in this Item 4:

   (1) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

   (2) Sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

   (3) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (4) Any material change in the present capitalization or dividend policy of the Company;

   (5) Any other material change in the Company's business or corporate structure;

   (6) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

   (7) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (8) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934, as amended; or

   (9)      Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

   Under the rules and regulations of the Securities and Exchange Commission ("SEC"), the members of Investor Group own beneficially the following numbers of shares of Common Stock: (a) Hendrickson -
- 500,000 shares (1.1% of outstanding shares); (b) Newton -- 2,308,335 (5.2% of outstanding shares); (c) Page -- 2,238,330 (5.1%
of outstanding shares); and (d) Smith -- 3,238,668 (7.3% of outstanding shares). Of the shares beneficially owned by Page, 100,000 shares are subject to options that become exercisable within 60 days of the date of this Statement under the terms of the non-qualified stock options granted to him as described above in
Item 4 above. Of the shares beneficially owned by Smith, 133,333 shares are subject to options that become exercisable within 60 days of the date of this Statement under the terms of the non-qualified stock options granted to him as described above in Item
4 above.

   Each of Hendrickson, Newton, Page and Smith disclaims any beneficial interest in the shares of Common Stock owned by the other members of the Investor Group and has sole voting and dispositive power with respect to all shares of Common Stock indicated above as owned by him.

   The percentages of outstanding shares of Common Stock set out above are computed based on a total of 37,311,422 shares of Common Stock indicated as outstanding as of August 13, 1997 in the Stock Purchase Agreement, as increased by the 6,750,000 shares sold to the Investor Group pursuant to the Stock Purchase Agreement (for a total outstanding of 44,061,422 shares outstanding).

   During the period beginning 60 days prior to August 13, 1997 and through the date of filing of this Statement, the parties filing this Statement engaged in the transactions with respect to the numbers of shares indicated below on the dates and at the indicated transaction prices per share:

                              No. Of Shares             Price
  Date              Party     Purchased/(Sold)        per Share

06/23/97          Smith                50,000         $.22
06/23/97          Smith                27,000         $.23
06/24/97          Smith               100,000         $.34
07/02/97          Smith                10,000         $.25
07/03/97          Smith                10,000         $.25
07/09/97          Smith                25,000         $.25
07/10/97          Smith                75,000         $.25
07/10/97          Smith               100,000         $.25
08/13/97          Smith             2,208,335         $.20
08/25/97          Smith               500,000         $.135

All purchases and sales except the purchase on August 13, 1997, which was a purchase of original issue shares directly from the Company pursuant to the Stock Purchase Agreement, and the purchase on August 25, 1997, which was made through a private transaction pursuant to the Williams Agreement, were effected through brokers in open market transactions via the Nasdaq SmallCap Market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The members of the Investor Group have agreed orally among themselves that any purchases of Common Stock pursuant to the Resale and Right of First Refusal Agreement or the Williams Agreement will be funded by them as they determine at the time, with any shares so purchased to be divided among the Investor Group members based on their contributions of funds. In addition, Smith will determine how to vote any of Ms. Anderson's shares as to which they may direct voting in the future under the terms of the Voting Agreement.

      Except as described in this Statement, the parties filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to shares of Company stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

      Incorporated by reference or filed as exhibits hereto are the following:

7.1   Stock Purchase Agreement by and between L. E. Smith, Dan Page,
      J. Eric Hendrickson and Herb Newton and Innovo Group Inc. and Patricia Anderson-Lasko (incorporated by reference to Exhibit
      10.1 to Innovo Group Inc. Current Report on Form 8-K dated
      August 13, 1997)

7.2 Employment Agreement of L. E. Smith (incorporated by reference to Exhibit 10.2 to Innovo Group Inc. Current Report on Form 8-K dated August 13, 1997)

7.3   Employment Agreement of Dan Page (incorporated by reference to
      Exhibit 10.3 to Innovo Group Inc. Current Report on Form 8-K dated August 13, 1997)

7.4 Employment Agreement of J. Eric Hendrickson (incorporated by reference to Exhibit 10.4 to Innovo Group Inc. Current Report on Form 8-K dated August 13, 1997)

7.5 Employment Agreement of Patricia Anderson-Lasko (incorporated by reference to Exhibit 10.5 to Innovo Group Inc. Current
      Report on Form 8-K dated August 13, 1997)

7.6 Employment Agreement of Alexander Miller (incorporated by reference to Exhibit 10.6 to Innovo Group Inc. Current Report on Form 8-K dated August 13, 1997)

7.7 Common Stock Voting Agreement by and between L. E. Smith, Dan Page, J. Eric Hendrickson and Herb Newton and Patricia
      Anderson-Lasko (incorporated by reference to Exhibit 10.7 to Innovo Group Inc. Current Report on Form 8-K dated August 13,
      1997)

7.8 Common Stock Resale and Right of First Refusal Agreement by and between L. E. Smith, Dan Page, J. Eric Hendrickson and Herb Newton and Patricia Anderson-Lasko (incorporated by reference to Exhibit 10.8 to Innovo Group Inc. Current Report on Form 8-K dated August 13, 1997)

7.9 Common Stock Purchase and Right of First Refusal Agreement by and between L. E. Smith, Dan Page, J. Eric Hendrickson and Herb Newton and William T. Williams, Sr., Virginia C. Williams, William T. Williams, Jr. and Allison Williams ITTN (incorporated by reference to Exhibit 10.9 to Innovo Group Inc. Current Report on Form 8-K dated August 13, 1997)

                                  Signatures

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: August 25, 1997                    /s/L. E. Smith
_________________________                _________________________
                                         L. E. Smith